Exhibit (a)(1)(B)

COMMUNICATIONS TO ALL ELIGIBLE EMPLOYEES

FROM PASCAL W. DI FRONZO, DATED JUNE 4, 2007

E-mail subject line: Very important information about your discounted stock options

You are receiving this message because you were awarded stock options from one or more of the grants recently determined to have been discounted.

As you know, the company recently performed a voluntary review of its stock option granting practices. The review revealed that certain stock option grants to employees were awarded at a “discounted” exercise price (i.e., the exercise price is less than the fair market value of the stock on the date of the grant). There can be adverse tax consequences involving certain of these options.

Autodesk’s Proposed Solution

The company is offering you the opportunity to have all of your eligible options amended and re-priced to the relevant higher market price (at the time of the grant) so they will no longer have a discounted exercise price, thereby avoiding any adverse tax consequences. This legal process is called a tender offer. In addition, to compensate for the difference between the original grant price and the new higher exercise price, the company will make a cash payment to you. The vesting schedule and other terms of these options are not affected.

You will notice in your E*TRADE account that certain options now have an “S” next to them. These “S” options are the options that are eligible for the tender offer. If you want to participate in the tender offer, you must not exercise ANY of these “S” options before the tender offer closes.

Informational Meetings and Other Support

To help answer questions about the tender offer a special mailbox has been set up. Instead of responding to this e-mail, please go to the Infosys Tender Offer site and click on the “Ask a General Tax Question” link.

So employees can completely understand the offer, the tax consequences, and other aspects of this program, live meetings are scheduled as follows:

US Employees:
Date:	Tuesday, June 5, 2007
Time:	9am; 11am; and 2pm (all times Pacific Daylight Time)
Where:	Marin Veterans Memorial Auditorium—Showcase Theater, 3501 Civic Center Dr., San Rafael

Canadian Employees:
Date:	Tuesday, June 5, 2007
Time:	Sessions in French: 9am and 1pm
Sessions in English: 10:30am and 2:30pm (all times Eastern Daylight Time)
Where:	Delta Centre-Ville, 777 University, Montréal

You may also attend these meetings on-line [insert access info].

To Participate in the Tender Offer, You Must…

1.	Attend an informational meeting (details appear above) or review the recorded employee presentation (click either “US Employee” or “Canadian Employee” on the menu, as applicable)

2.	Visit the Tender Offer website (link) and review your personal addendum (click “Continue” at the bottom of this page or the “View Personal Addendum” link on the menu)

3.	Review the Terms and Conditions of the Tender Offer

4.	Accept the offer before 9 pm (Pacific Daylight Time) on Friday, June 29, 2007

To participate in the tender offer, you must affirmatively elect to participate. If you do not submit your acceptance, you will effectively reject the offer.

Please study this information carefully. Despite the legal jargon, your choices are actually simple and straightforward. The sessions and Tender Offer Infosys site resources will enable you to understand, make a decision, and take action.

Pascal Di Fronzo, SVP and General Counsel

Letter to employees on leave re tender offer

DATE

NAME

ADDRESS

CITY, STATE

Dear Employee:

During our recent internal stock option review, we discovered that you hold discounted stock options. You are receiving this letter because records show you are out of the office for a period of time during the month of June. During part or all of the time you are away, Autodesk is extending a limited-time offer to amend those options through a tender offer so that you may avoid any negative tax consequences. The company cannot amend the options for you. You must elect to amend the options. An email with all of the details of the offering, along with a link to the Infosys site, was sent to your work email address. It is very important that you review this email, visit the site, and take action before 9 p.m. (PDT) on June 29, 2007.

If you are unable to access your email and/or the site, please contact [TBD] immediately at 415-507-[TBD].

Sincerely,

Pascal Di Fronzo, SVP and General Counsel